   As filed with the Securities and Exchange Commission on November 1, 1999
================================================================================
                                                    1933 Act File No.  333-86619
                                                     1940 Act File No.  811-9571

                   U. S.  SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                   Form N-2
                       (Check appropriate box or boxes)

      [X]  REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
      [ ]  Pre-Effective Amendment No. __________
      [X]  Post-Effective Amendment No. 1

              and
      [X]  REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
      [X]  Amendment No. 4

                           Nuveen Senior Income Fund
         Exact Name of Registrant as Specified in Declaration of Trust
                333 West Wacker Drive, Chicago, Illinois 60606
Address of Principal Executive Offices (Number, Street, City, State, Zip Code)
                                (800) 257-8787
              Registrant's Telephone Number, including Area Code

                             Gifford R. Zimmerman
                         Vice President and Secretary
                              333 W. Wacker Drive
                            Chicago, Illinois 60606
 Name and Address (Number, Street, City, State, Zip Code) of Agent for Service
                         Copies of Communications to:

      Janet D. Olsen              Thomas A. Hale           Eric F. Fess
    Bell, Boyd & Lloyd        Skadden, Arps, Slate,      Chapman & Cutler
     70 W. Madison St.      Meagher & Flom (Illinois)      111 W. Monroe
     Chicago, IL 60602         333 W. Wacker Drive       Chicago, IL 60603
                                Chicago, IL 60606

                 Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of this Registration Statement
                               _________________

     If any of the securities being registered on this form are offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. [ ]

     It is proposed that this filing will become effective (check appropriate box)

     [ ]  when declared effective pursuant to section 8(c)

     [X]  immediately upon filing pursuant to paragraph (d)

     [ ] This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933 and the Securities Act registration statement number of the earlier effective registration statement for the same offering is ___________.

                               _________________

       CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933
================================================================================

                                                                                         Proposed Maximum
  Title of Securities Being             Amount           Proposed Maximum Offering      Aggregate Offering         Amount of
         Registered                Being Registered           Price Per Unit                Price (1)           Registration Fee (2)
------------------------------------------------------------------------------------------------------------------------------------
Common Shares, $.01 per value      32,000,000 Shares              $10.00                    $320,000,000               $88,960
====================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee.

(2) Previously paid.
================================================================================

                               EXPLANATORY NOTE

     This Post-Effective Amendment No. 1 is filed solely for the purpose of modifying the Exchange Traded Fund Custody Agreement filed herewith as exhibit j, the Shareholder Transfer Agency Agreement filed herewith as exhibit k.1, the Investment Management Agreement filed herewith as exhibit g and the Underwriting Agreement filed herewith as exhibit h.1, and filing the consent as exhibit n and the powers of attorney as exhibits s.1 and s.2. The Prospectus and Statement of Additional Information previously filed by Registrant remain unchanged.

                           PART C - OTHER INFORMATION

Item 24: Financial Statements and Exhibits

     1.  Financial Statements:

     Financial Statements indicating that the Registrant has met the net worth requirements of Section 14(a) of the 1940 Act were filed in pre-effective amendment no. 2 to the Fund's registration statement (333-86619).

     2.  Exhibits:

a. Declaration of Trust dated August 13, 1999. Filed as Exhibit a to Registrant's registration statement on Form N-2 (File No. 333-86619) and incorporated herein by reference.

b. By-laws of Registrant. Filed as Exhibit b to Registrant's registration statement on Form N-2 (File No. 333-86619) and incorporated herein by reference.

c.   None.

d. Form of Share Certificate. Filed as Exhibit d to pre-effective amendment no. 2 to Registrant's registration statement on Form N-2 (File No. 333-86619) and incorporated herein by reference.

e. Terms and Conditions of the Dividend Reinvestment Plan. Filed as Exhibit e to pre-effective amendment no. 2 to Registrant's registration statement on Form N-2 (File No. 333-86619) and incorporated herein by reference.

f.   None.

g. Investment Management Agreement between Registrant and Nuveen Senior Loan Asset Management Inc.

h.1  Underwriting Agreement.

h.2 Form of PaineWebber Amended and Restated Master Selected Dealer Agreement. Filed as Exhibit h.2 to pre-effective amendment no. 1 to Registrant's registration statement on Form N-2 (File No. 333-86619) and incorporated herein by reference.

h.3 Form of Nuveen Master Selected Dealer Agreement. Filed as Exhibit h.3 to pre-effective amendment no. 1 to Registrant's registration statement on Form N-2 (File No. 333-86619) and incorporated herein by reference.

h.4 Form of Amended and Restated Master Agreement among Underwriters. Filed as Exhibit h.4 to pre-effective amendment no. 1 to Registrant's registration statement on Form N-2 (File No. 333-86619) and incorporated herein by reference.

i. Nuveen Open-End and Closed-End Funds Deferred Compensation Plan for Independent Directors and Trustees. Filed as Exhibit i to pre-effective amendment no. 2 to Registrant's registration statement on Form N-2 (File No. 333-86619) and incorporated herein by reference.

j. Exchange Traded Fund Custody Agreement between Registrant and Chase Bank of Texas, National Association.

k.1 Shareholder Transfer Agency Agreement between Registrant and The Chase Manhattan Bank.

k.2 Form of Expense Reimbursement Agreement between Registrant and Nuveen Senior Loan Asset Management Inc. Filed as Exhibit k.2 to pre-effective amendment no. 1 to Registrant's registration statement on Form N-2 (File No. 333-86619) and incorporated herein by reference.

l.1 Opinion and consent of Bell, Boyd & Lloyd. Filed as Exhibit l.1 to pre-effective amendment no. 2 to Registrant's registration statement on Form N-2 (File No. 333-86619) and incorporated herein by reference.

l.2 Opinion and consent of Bingham Dana LLP. Filed as Exhibit 1.2 to pre-effective amendment no. 2 to Registrant's registration statement on Form N-2 (File No. 333-86619) and incorporated herein by reference.

m.   None.

n.   Consent of KPMG LLP.

o.   None.

p. Subscription Agreement of Nuveen Senior Loan Asset Management Inc. dated October 12, 1999. Filed as Exhibit p to pre-effective amendment no. 2 to Registrant's registration statement on Form N-2 (File No. 333-86619) and incorporated herein by reference.

q.   None.

r.   None.

s.1  Power of Attorney of Timothy R. Schwertfeger.

s.2  Powers of Attorney of Trustees (other than Timothy R. Schwertfeger).


Item 25: Marketing Arrangements

     See Sections 1, 4(a)(xvi), 4(b)(viii), 5 and 9 of the Underwriting Agreement filed as Exhibit h.1 to this registration statement; Sections 2, 3(b), 3(c), 3(d) and 3(f) of the PaineWebber Amended and Restated Master Selected Dealer Agreement previously filed as Exhibit h.2 to the registration statement;
Section 3 of the Nuveen Master Selected Dealer Agreement previously filed as Exhibit h.3 to the registration statement; and Sections 1, 4, 7 and 11 of the Amended and Restated Master Agreement filed as Exhibit h.4 to the registration statement.


Item 26: Other Expenses of Issuance and Distribution

     Securities and Exchange Commission fees                   $ 88,960
     National Association of Securities Dealers, Inc. fees       30,500
     Printing and engraving expenses                            400,000
     Legal Fees                                                 110,000
     New York Stock Exchange listing fees                       158,100
     Accounting expenses                                          2,500
     Blue Sky filing fees and expenses                               --
     Transfer agent fees                                             --
     Miscellaneous expenses                                       7,440
                                                               --------
          Total                                                 797,500
                                                               ========

     Expenses may be reduced pursuant to the agreement of John Nuveen & Co. Incorporated to pay (i) all Registrant's organizational expenses and (ii) offering costs (other than the sales load) that exceed $.01 per Common Share.

Item 27: Persons Controlled by or under Common Control with Registrant

     Not applicable.

Item 28: Number of Holders of Securities

     At  October 26, 1999

                                                                              Number of
                           Title of Class                                   Record Holder
                          -----------------                              -------------------
                    Common Shares, $.01 par value                                 1

Item 29: Indemnification

     Section 4 of Article XII of the Registrant's Declaration of Trust provides as follows:


     Subject to the exceptions and limitations contained in this Section 4, every person who is, or has been, a Trustee, officer, employee or agent of the Trust, including persons who serve at the request of the Trust as directors, trustees, officers, employees or agents of another organization in which the Trust has an interest as a shareholder, creditor or otherwise (hereinafter referred to as a "Covered Person"), shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such a Trustee, director, officer, employee or agent and against amounts paid or incurred by him in settlement thereof.

     No indemnification shall be provided hereunder to a Covered Person:

(a) against any liability to the Trust or its Shareholders by reason of a final adjudication by the court or other body before which the proceeding was brought that he engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office;

(b) with respect to any matter as to which he shall have been finally adjudicated not to have acted in good faith in the reasonable belief that his action was in the best interests of the Trust; or

(c) in the event of a settlement or other disposition not involving a final adjudication (as provided in paragraph (a) or (b)) and resulting in a payment by a Covered Person, unless there has been either a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office by the court or other body approving the settlement or other disposition or a reasonable determination, based on a review of readily available facts (as opposed to a full trial-type inquiry), that he did not engage in such conduct:

          (i) by a vote of a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter); or

          (ii)  by written opinion of independent legal counsel.

     The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be such a Covered Person and shall inure to the benefit of the heirs, executors and administrators of such a person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel other than Covered Persons may be entitled by contract or otherwise under law.

     Expenses of preparation and presentation of a defense to any claim, action, suit or proceeding subject to a claim for indemnification under this Section 4 shall be advanced by the Trust prior to final disposition thereof upon receipt of an undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that he is not entitled to indemnification under this
Section 4, provided that either:

     (a) such undertaking is secured by a surety bond or some other appropriate security or the Trust shall be insured against losses arising out of any such advances; or

     (b) a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter) or independent legal counsel in a written opinion shall determine, based upon a review of the readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the recipient ultimately will be found entitled to indemnification.

     As used in this Section 4, a "Disinterested Trustee" is one (x) who is not an Interested Person of the Trust (including, as such Disinterested Trustee, anyone who has been exempted from being an Interested Person by any rule, regulation or order of the Commission), and (y) against whom none of such actions, suits or other proceedings or another action, suit or other proceeding on the same or similar grounds is then or has been pending.

     As used in this Section 4, the words "claim," "action," "suit" or "proceeding" shall apply to all claims, actions, suits, proceedings (civil, criminal, administrative or other, including appeals), actual or threatened; and the words "liability" and "expenses" shall include without limitation, attorneys' fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

     The trustees and officers of the Registrant are covered by Investment Trust Errors and Omission policies in the aggregate amount of $20,000,000 (with a maximum deductible of $500,000) against liability and expenses of claims of wrongful acts arising out of their position with the Registrant, except for matters which involve willful acts, bad faith, gross negligence and willful disregard of duty (i.e., where the insured did not act in good faith for a purpose he or she reasonably believed to be in the best interest of Registrant or where he or she had reasonable cause to believe this conduct was unlawful).

     Section 8 of the Underwriting Agreement filed as Exhibit h to this Registration Statement provides for each of the parties thereto, including the Registrant and the Underwriters, to indemnify the others, their trustees, directors, certain of their officers, trustees, directors and persons who control them against certain liabilities in connection with the offering described herein, including liabilities under the federal securities laws.

Item 30: Business and Other Connections of Investment Adviser

     As of the date hereof, Nuveen Senior Loan Asset Management Inc. acts as investment adviser for Nuveen Senior Income Fund and Nuveen Floating Rate Fund. Nuveen Senior Loan Asset

Management Inc. has no other clients or business at the present time. For a description of other business, profession, vocation or employment of a substantial nature in which any director or officer of the investment adviser has engaged during the last two years for his account or in the capacity of director, officer, employee, partner or trustee, see the descriptions under "Management of the Fund" in Part A of this Registration Statement.

Item 31: Location of Accounts and Records

     Nuveen Senior Loan Asset Management Inc., 333 West Wacker Drive, Chicago, Illinois 60606, maintains the Declaration of Trust, By-Laws, minutes of trustees and shareholders meetings and contracts of the Registrant and all advisery material of the investment adviser.

     Chase Bank of Texas, National Association, 600 Travis Street, Houston, Texas 77002, is the Fund's custodian and will maintain all general and subsidiary ledgers, journals, trial balances, records of all portfolio purchases and sales, and all other required records not maintained by Nuveen Senior Loan Asset Management Inc.

     The Chase Manhattan Bank, 4 New York Plaza, New York, New York 10004-2413 maintains all the required records in its capacity as transfer and dividend paying agent for the Registrant.

Item 32: Management Services

     Not applicable.

Item 33: Undertakings

     1. Registrant undertakes to suspend the offering of its shares until it amends its prospectus if (1) subsequent to the effective date of its Registration Statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the Registration Statement, or
(2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

     2.  Not applicable.

     3.  Not applicable.

     4.  Not applicable.

     5.  The Registrant undertakes that:

          a. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act of 1933 shall be deemed to be part of the Registration Statement as of the time it was declared effective.

          b. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

     6. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any Statement of Additional Information.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in this City of Chicago, and State of Illinois, on the 1st day of November, 1999.

                            NUVEEN SENIOR
                            INCOME FUND

                            /s/ Gifford R. Zimmerman


                            ----------------------------------------
                            Gifford R. Zimmerman, Vice President and
                            Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.


        Signature                     Title                               Date
        ---------                     -----                               ----
/s/ Stephen D. Foy          Vice President and Controller      November 1, 1999
--------------------------  (Principal Financial and
    Stephen D. Foy          Accounting Officer)

Timothy R. Schwertfeger     Chairman of the Board and          By: /s/ Gifford R. Zimmerman
                            Trustee (Principal Executive           --------------------------
                            Officer)                                   Gifford R. Zimmerman
                                                                       Attorney-In-Fact
                                                                       November 1, 1999


James E. Bacon              Trustee

Jack B. Evans               Trustee

William L. Kissick          Trustee

Thomas E. Leafstrand        Trustee

Shiela W. Wellington        Trustee

     Original powers of attorney authorizing Alan G. Berkshire and Gifford R. Zimmerman, among others, to execute this Registration Statement, and Amendments to this Registration Statement, for each of the trustees of Registrant on whose behalf this Registration Statement is filed, have been executed and filed as an exhibit.

                               INDEX TO EXHIBITS

a.   Declaration of Trust dated August 13, 1999.*
b.   By-laws of Registrant.*
c.   None.
d.   Form of Share Certificate.*
e.   Terms and Conditions of the Dividend Reinvestment Plan.*
f.   None.
g. Investment Management Agreement between Registrant and Nuveen Senior Loan Asset Management Inc.
h.1  Underwriting Agreement.
h.2  Form of PaineWebber Amended and Restated Master Selected Dealer Agreement.*
h.3  Form of Nuveen Master Selected Dealer Agreement.*
h.4  Form of Amended and Restated Master Agreement among Underwriters.*
i. Nuveen Open-End and Closed-End Funds Deferred Compensation Plan for Independent Directors and Trustees.*
j. Exchange Traded Fund Custody Agreement between Registrant and Chase Bank of Texas.
k.1 Shareholder Transfer Agency Agreement between Registrant and The Chase Manhattan Bank.
k.2 Form of Expense Reimbursement Agreement between Registrant and Nuveen Senior Loan Asset Management Inc.*
l.1  Opinion and consent of Bell, Boyd & Lloyd.*
l.2  Opinion and consent of Bingham Dana LLP.*
m.   None.
n.   Consent of KPMG LLP.
o.   None.
p. Subscription Agreement of Nuveen Senior Loan Asset Management Inc. dated October 12, 1999.*
q.   None.
r.   None.
s.1  Power of Attorney of Timothy R. Schwertfeger.
s.2  Powers of Attorney of Trustees (other than Timothy R. Schwertfeger).
___________________
*  Incorporated by reference - see Item 24.